CNS Response Provides Update Regarding Dissident Stockholder/Former CEO

Costa Mesa, CA – July 9, 2009 – CNS Response, Inc. (OTCBB: CNSO) (the “Company”) is issuing this press release to provide its stockholders with updated information regarding Len Brandt, the Company’s former CEO, and the events surrounding his attempts to hold a special meeting of CNS stockholders.

As discussed in the Company’s July 1 press release, Mr. Brandt sent multiple mailings of a “Notice of Special Meeting of Stockholders of CNS Response, Inc.” purporting to call meetings on June 30, 2009 and July 3, 2009.  Although July 3 was a federal and Delaware state holiday, Mr. Brandt provided his proxy and other proxies to his attorney, who arrived at the office of the Company’s registered agent in Dover, Delaware (the announced location of the purported meeting), discovered that the office was closed for the holiday and then attempted to call the purported meeting to order in the hallway outside of the office and adjourn the meeting when it became clear that the necessary quorum to conduct business was not present.  CNS’s counsel was present to object to the attempt to call the purported meeting, the attempt to adjourn the purported meeting, and other matters.

“A number of messages have been delivered to stockholders which are confusing, inconsistent, and fall short of the minimum SEC and state law standards for proper notice and disclosure.  For CNS to be successful, we need to focus our resources on the short-term objectives laid out in our quarterly update, and eliminate any other distractions.  That's why we've taken steps to schedule a proper annual meeting in September, and we will continue to communicate with stockholders on the Company's progress in the interim,” CNS Response CEO George Carpenter commented.

Mr. Brandt did not attend the purported meeting in person, either to vote his own shares or the proxies he claims to have or to be available to discuss his proposals, the identity and qualifications of his purported director nominees or any details of his proposed plans for the Company with any interested CNS stockholders who may have tried to attend the meeting in person.  In contrast, CNS Response CEO George Carpenter stood ready outside of the purported meeting to speak with any interested CNS stockholders who may have tried to travel to Dover on the holiday.

The Company believes that Mr. Brandt’s actions on July 3 are further evidence of his plans to disrupt the Company and disenfranchise other CNS stockholders.  By attempting to hold his purported meeting on a holiday, when he knew many CNS stockholders would be unlikely to attend in person, and, additionally, by not providing a mechanism for stockholders to vote by proxy, Mr. Brandt showed his lack of interest in ensuring that the views of all CNS stockholders are represented.

CNS believes that the notices of the purported special meetings do not comply with its Bylaws or Delaware law, that the actions of Mr. Brandt’s appointed proxy at the purported meeting on July 3 were similarly flawed, and as a result any meeting conducted pursuant to those notices would not be in compliance with Delaware law or federal securities laws.  In CNS’s view, all of these actions appear to be an attempt by Mr. Brandt to pre-empt the Company's Annual Meeting of Stockholders, which the Board has scheduled be held in September 2009.

Based on certain filings made by Mr. Brandt with the Securities and Exchange Commission, CNS believes that he may send out another meeting notice in the future in an attempt to call a meeting of stockholders or may attempt to take certain actions by written consent of a majority of CNS stockholders.  The Company reiterates that any additional communications from Mr. Brandt or the members of his group or the persons acting with him to CNS stockholders do not come from or reflect the opinions or views of the Company, are not communications from the Company or the Board of Directors and have not been authorized by or consented to by them.

Additional Information and Where to Find It

This release may be deemed to be solicitation material in respect of the matters to be considered at the Company’s 2009 Annual Meeting of Stockholders and/or the purported special meeting called by Mr. Brandt or his purported solicitation of written consents. The Company intends to file a proxy statement with the Securities and Exchange Commission (“SEC”). CNS SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. CNS Security holders will be able to receive the proxy statement and other relevant documents free of charge at the SEC’s Web site at www.sec.gov or from the Company at 2755 Bristol Street, Suite 285, Costa Mesa, CA 92626.

Participants in Solicitation

CNS and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the matters to be considered at the Company’s 2009 Annual Meeting of Stockholders and/or any purported special meeting called by Mr. Brandt or his purported solicitation of written consents. Information regarding the interests of the Company’s directors and executive officers in the proxy contest will be included in its definitive proxy statement.

About CNS Response

Today, most physicians are able to base treatment on objective test data, such as EKGs, MRIs, blood tests, etc.  Broadly speaking, such advances have not yet come to those physicians practicing psychiatry.

CNS Response has developed a patented data-analysis capability that, with the help of a simple, non-invasive EEG, will analyze a patient’s brain waves and compare the results to an extensive patient outcomes database. The process produces a rEEG® report providing a psychiatrist with guidance to personalize medication regimens for a patient, based on the patient’s own brain physiology. To read more about the benefits this patented technology provides physicians, patients and insurers, please visit the CNS Response website, www.cnsresponse.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters discussed are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements involve risks and uncertainties as set forth in the Company's filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward-looking statements made herein.